EXHIBIT 99.1

Reporting Person: Mark R. Patterson

Issuer Name and Ticker Symbol: Polymer Group, Inc. (POLGA.OB)

Date of Event Requiring Statement: 12/20/06

Footnotes

(1) Each of MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)"), MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)") and MatlinPatterson Global Opportunities Partners B L.P. (the "Opt-Out Fund", and together with Matlin Partners (Delaware) and Matlin Partners (Bermuda), "Matlin") is the direct beneficial owner of 9,968,811, 3,473,703 and 154,407 shares of Class A Common Stock, respectively. The Reporting Person is an employee of MatlinPatterson Global Advisers LLC ("Matlin Advisers"), the investment advisor to each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. Although the Reporting Person does not have voting or investment control of the shares held by Matlin, the Reporting Person has an indirect pecuniary interest in such shares because he holds an interest in a special limited partner of Matlin, the limited partnership through which he has an indirect investment interest and carried interest in Matlins' investments, including their investments in the Issuer. The exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of Matlin overall and with respect to their investments in the Issuer. The Reporting Person disclaims beneficial ownership of any reported securities except to the extent of his pecuniary interest therein.